SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of April, 2016

Copa Holdings, S.A.

(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda

Urbanización Costa del Este

Complejo Business Park, Torre Norte

ParqueLefevre

Panama City, Panama

(Address of principal executive offices)

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: RECENT DEVELOPMENTS

Copa Holdings S.A. (NYSE: CPA) announces with great sadness that Mr. Alberto Motta Jr., valued member of the Company's Board of Directors has unexpectedly passed away.

His service to the company started in 1983 when he joined the Copa Airlines Board of Directors. He had served in the Copa Holdings Board since 1998.

Mr. Motta is survived by his wife, children, grandchildren and by his brother Mr. Stanley Motta, Chairman of Copa Holdings' Board of Directors. He will be greatly missed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 4/14/2016
	By:	/s/ José Montero
Name: José Montero Title: CFO